March 16, 2023
VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	Dermata Therapeutics, Inc.
Registration Statement on Form S-1 (Registration No. 333-270195), as amended - Concurrence in Acceleration Request
Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), solely acting as placement agent on a best efforts basis in an offering pursuant to the registration statement on Form S-1 (333-270195) (the “Registration Statement”), hereby concurs in the request by Dermata Therapeutics, Inc. that the effective date of the above-referenced registration statement be accelerated to 3:00 p.m. (Eastern Time), or as soon as practicable thereafter, on March 16, 2023, pursuant to Rule 461 under the Securities Act. Wainwright affirms that it is aware of its obligations under the Securities Act as they pertain to the best efforts offering pursuant to the Registration Statement.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Edward D. Silvera
Edward D. Silvera
Chief Operating Officer

430 Park Avenue | New York, NY 10022 | 212.356.0500 | www.hcwco.com
Member: FINRA/SIPC